EXHIBIT 99.1

Shopify Announces Fourth-Quarter and Full Year 2017 Financial Results

Fourth-Quarter Revenue Grows 71% Year on Year

Fourth-Quarter Gross Profit Grows 78% Year on Year

GMV Exceeds $9 Billion for the Fourth Quarter and $26 Billion for 2017

Shopify reports in U.S. dollars and in accordance with U.S. GAAP

Ottawa, Canada - February 15, 2018 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP), the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses, today announced strong financial results for the quarter and full year ended December 31, 2017.

“That our merchants sold more in the fourth quarter than in all of 2015, achieving one billion dollars of this in just four days, speaks to how far we have come in the past few years,” stated Russ Jones, Shopify’s CFO. “Our leadership role in commerce, together with the scale we have achieved, position us well to invest in our next phase of growth: one marked by expansion of our capabilities upmarket and down, in retail, in our ecosystem, and internationally.”

Fourth-Quarter Financial Highlights

•
Total revenue in the fourth quarter was $222.8 million, a 71% increase from the comparable quarter in 2016. Within this, Subscription Solutions revenue grew 67% to $93.9 million, driven by rapid growth in Monthly Recurring Revenue[1] (“MRR”). Merchant Solutions revenue grew 74% to $128.9 million, driven primarily by the growth of Gross Merchandise Volume[2] (“GMV”).

•
MRR as of December 31, 2017 was $29.9 million, up 62% compared with $18.5 million as of December 31, 2016. Shopify Plus contributed $6.3 million, or 21%, of MRR compared with 17% of MRR as of December 31, 2016.

•
GMV for the fourth quarter was $9.1 billion, an increase of $3.6 billion, or 65% over the fourth quarter of 2016. Gross Payments Volume[3] (“GPV”) grew to $3.5 billion, which accounted for 39% of GMV processed in the quarter, versus $2.2 billion, or 39%, for the fourth quarter of 2016.

•	Gross profit grew 78% to $121.1 million as compared with the $68.1 million recorded for the fourth quarter of 2016.

•	Operating loss for the fourth quarter of 2017 was $6.1 million, or 3% of revenue, versus $9.3 million, or 7% of revenue, for the comparable period a year ago.

•	Adjusted operating income[4] for the fourth quarter of 2017 was 5% of revenue, or $11.6 million; adjusted operating loss for the fourth quarter of 2016 was 1% of revenue, or $0.8 million.

1. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.
2.Gross Merchandise Volume, or GMV, represents the total dollar value of orders processed on the Shopify platform in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.
3.Gross Payments Volume, or GPV, is the amount of GMV processed through Shopify Payments.
4. Please refer to "Non-GAAP Financial Measures" in this press release.

•	Net loss for the fourth quarter of 2017 was $3.0 million, or $0.03 per share, compared with $8.9 million, or $0.10 per share, for the fourth quarter of 2016.

•	Adjusted net income[4] for the fourth quarter of 2017 was $14.7 million, or $0.15 per share, compared with an adjusted net loss of $0.4 million, or $0.00 per share, for the fourth quarter of 2016.

•	At December 31, 2017, Shopify had $938.0 million in cash, cash equivalents and marketable securities, compared with $392.4 million on December 31, 2016.

Fourth-Quarter Business Highlights

•
Merchants using Shopify’s platform achieved their biggest holiday season yet, with the four days comprising the Black Friday Cyber Monday weekend accounting for $1 billion of GMV with a peak of $1 million of orders processed per minute.

•
In November, Shopify made UPS premium services available as part of Shopify Shipping. Competitive, pre-negotiated domestic and international rates from UPS are now available to all U.S. merchants directly within the Shopify platform.

•
The majority of purchasing from merchants’ stores came from mobile devices in the quarter, accounting for 73% of traffic and 61% of orders for the three months ended December 31, versus 69% and 55%, respectively, for the fourth quarter of 2016.

•
Shopify Capital issued $39.7 million in merchant cash advances in the fourth quarter of 2017, more than twice the $14.7 million issued in the fourth quarter of last year. Shopify Capital grew to over $170 million in cumulative cash advanced since its launch in April 2016 through December 31, 2017.

Full-Year Financial Highlights

•
Total revenue for the full year 2017 was $673.3 million, a 73% increase over 2016. Within this, Subscription Solutions revenue grew 64% to $310.0 million, while Merchant Solutions revenue grew 81% to $363.3 million.

•	GMV[2] for 2017 was $26.3 billion, an increase of 71% over 2016. GPV[3] grew to $10.0 billion, which accounted for 38% of GMV processed versus $5.9 billion, or 38%, for 2016.

•	Gross profit grew 82% to $380.3 million as compared with $209.5 million for 2016.

•	Operating loss for 2017 was $49.2 million, or 7% of revenue, versus $37.2 million, or 10% of revenue, for 2016.

•	Adjusted operating income[4] for 2017 was 1% of revenue, or $6.0 million; adjusted operating loss for 2016 was 3% of revenue, or $12.1 million.

•	Net loss for 2017 was $40.0 million, or $0.42 per share, compared with $35.4 million, or $0.42 per share, for 2016.

•	Adjusted net income[4] for 2017 was $15.2 million, or $0.16 per share, compared with an adjusted net loss of $10.3 million, or $0.12 per share, for 2016.

2017 Business Highlights

Our rapid growth in 2017 allowed Shopify to grow its ranks by approximately 50%, ending the year with nearly 3,000 employees, and enabling us to offer more value to more merchants. In 2017, we:

•
Added new channels: Instagram, Lyst, BuzzFeed, and eBay joined Facebook, Pinterest, and Amazon in offering Shopify merchants multiple selling venues from one integrated back office, and a wholesale channel was launched for Shopify Plus merchants. More importantly, merchants continued to expand their use of channels beyond the online store to grow their sales.

•
Improved existing channels: Shopify’s point-of-sale solution was enhanced with the launch of our own Chip and Swipe card reader, designed specifically for the needs of Shopify’s merchants. We also expanded the number of categories available for merchants to sell on Amazon.

•
Added new shipping partners and features: DHL and UPS both joined USPS and Canada Post as options available directly from within the Shopify platform, and functionality evolved to meet the needs of more merchants with the launch of bulk label printing and carrier-calculated rates.

•
Explored new frontiers: Augmented reality for shopping, in-game purchases of physical products, and bridging online and in-person purchasing were a few areas where Shopify tested the possibilities ahead for commerce.

•
Expanded our global footprint: Shopify grew its share of merchants outside its core English-speaking geographies; launched Shopify Payments in New Zealand and Singapore; began work on additional space in all four of the Canadian cities where it currently has offices: Toronto, Ottawa, Montreal and Waterloo, as well as in its San Francisco office; added offices in Vilnius and Berlin, with the acquisition of Oberlo; and began exploring product/market fit in certain emerging geographies.

•
Increased our value to merchants: Shopify expanded its share of wallet as merchants adopted new offerings and expanded their use of existing offerings in 2017. Shopify Capital quadrupled the amount of cash advanced to merchants in 2017; penetration rates for shipping expanded to 30% and 20% for eligible merchants shipping from the U.S. and Canada, respectively; Shopify Pay facilitated 4.8 million transactions from 2.1 million consumers since its launch in the second quarter of 2017; and app spend per user continued to increase, demonstrating the growing value of our app ecosystem.

With its easy-to-use platform, Shopify aims to flatten the learning curve and allow more entrepreneurs to participate in and help shape the future of commerce.

Financial Outlook

The financial outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see “Forward-looking Statements” below.

In addition to the other assumptions and factors described in this press release, Shopify’s outlook assumes the continuation of growth trends in our industry, our ability to manage our growth effectively and the absence of material changes in our industry or the global economy. The following statements supersede all prior statements made by Shopify and are based on current expectations. As these statements are forward-looking, actual results may differ materially.

These statements do not give effect to the potential impact of mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. All numbers provided in this section are approximate.

For the full year 2018, Shopify currently expects:

•	Revenues in the range of $970 million to $990 million

•	GAAP operating loss in the range of $95 million to $105 million

•	Adjusted operating income[4] in the range of $(5) million to $5 million, which excludes stock-based compensation expenses and related payroll taxes of $100 million

For the first quarter of 2018, Shopify currently expects:

•	Revenues in the range of $198 million to $202 million

•	GAAP operating loss in the range of $25 million to $27 million

•	Adjusted operating loss[4] in the range of $6 million to $8 million, which excludes stock-based compensation expenses and related payroll taxes of $19 million

Quarterly Conference Call

Shopify’s management team will hold a conference call to discuss its fourth-quarter and full-year results today, February 15, 2018, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/events/Events-Presentations/default.aspx. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s Audited Consolidated Financial Statements and accompanying Notes, Management’s Discussion and Analysis, and Annual Information Form for the year ended December 31, 2017 are available on Shopify’s website at www.shopify.com, and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders may, upon request, receive a hard copy of the complete audited financial statements free of charge.

About Shopify

Shopify is the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants can use the software to design, set up, and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces, brick-and-mortar locations, and pop-up shops. The platform also provides merchants with a powerful back-office and a single view of their business. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Shopify currently powers over 600,000 businesses in approximately 175 countries and is trusted by brands such as Nestle, Red Bull, Rebecca Minkoff, and Kylie Cosmetics.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles (GAAP), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding its financial and operating performance.

Adjusted operating loss, non-GAAP operating expenses, adjusted net loss and adjusted net loss per share are non-GAAP financial measures that exclude the effect of share-based compensation expenses and related payroll taxes.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Forward-looking Statements

This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify’s investment plans, financial outlook and future financial performance. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: (i) merchant acquisition and retention; (ii) managing our growth; (iii) our history of losses; (iv) our limited operating history; (v) our ability to innovate; (vi) a disruption of service or security breach; (vii) payments processed through Shopify Payments; (viii) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (ix) a breach involving personally identifiable information; (x) serious software errors or defects; (xi) exchange rate fluctuations; (xii) achieving or maintaining data transmission capacity; and (xiii) other one-time events and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Sheryl So
Director, Investor Relations	Public Relations Manager
613-241-2828 x 1024	416-238-6705 x 302
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Years ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	$	$	$	$
Revenues
Subscription solutions	93,918	56,387	310,031	188,606
Merchant solutions	128,896	73,996	363,273	200,724
	222,814	130,383	673,304	389,330
Cost of revenues
Subscription solutions	19,867	11,593	61,267	39,478
Merchant solutions	81,802	50,655	231,784	140,357
	101,669	62,248	293,051	179,835
Gross profit	121,145	68,135	380,253	209,495
Operating expenses
Sales and marketing	67,174	39,016	225,694	129,214
Research and development	40,339	24,472	135,997	74,336
General and administrative	19,745	13,952	67,719	43,110
Total operating expenses	127,258	77,440	429,410	246,660
Loss from operations	(6,113)	(9,305)	(49,157)	(37,165)

Other income	3,126	438	9,162	1,810
Net loss	(2,987)	(8,867)	(39,995)	(35,355)
Other comprehensive income (loss), net of tax	(3,419)	(1,342)	5,253	(1,818)
Comprehensive loss	(6,406)	(10,209)	(34,742)	(37,173)
Basic and diluted net loss per share attributable to shareholders	(0.03)	(0.10)	(0.42)	(0.42)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	99,551,791	89,137,155	95,774,897	83,988,597

Shopify Inc.
Consolidated Balance Sheets
(Expressed in US $000’s except share amounts, unaudited)

	As at
	December 31, 2017	December 31, 2016
	$	$
Assets
Current assets
Cash and cash equivalents	141,677	84,013
Marketable securities	796,362	308,401
Trade and other receivables	21,939	9,599
Merchant cash advances receivable, net	47,101	11,896
Other current assets	18,598	8,989
	1,025,677	422,898
Long-term assets
Property and equipment, net	50,360	45,719
Intangible assets, net	17,210	6,437
Goodwill	20,317	15,504
	87,887	67,660
Total assets	1,113,564	490,558
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	62,576	45,057
Current portion of deferred revenue	30,694	20,164
Current portion of lease incentives	1,484	1,311
	94,754	66,532
Long-term liabilities
Deferred revenue	1,352	922
Lease incentives	14,970	12,628
Deferred tax liability	1,388	—
	17,710	13,550
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 87,067,604 and 77,030,952 issued and outstanding; unlimited Class B multiple voting shares authorized, 12,810,084 and 12,374,528 issued and outstanding	1,077,477	468,494
Additional paid-in capital	43,392	27,009
Accumulated other comprehensive income (loss)	3,435	(1,818)
Accumulated deficit	(123,204)	(83,209)
Total shareholders’ equity	1,001,100	410,476
Total liabilities and shareholders’ equity	1,113,564	490,558

Shopify Inc.
Consolidated Statements of Cash Flows
(Expressed in US $000’s, unaudited)

	Years ended
	December 31, 2017	December 31, 2016
	$	$
Cash flows from operating activities
Net loss for the year	(39,995)	(35,355)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	23,382	13,967
Stock-based compensation	49,163	22,896
Provision for uncollectible receivables related to merchant cash advances	2,606	1,028
Vesting of restricted shares	—	202
Unrealized foreign exchange gain	(1,604)	(969)
Changes in operating assets and liabilities:
Trade and other receivables	(13,037)	(2,356)
Merchant cash advances receivable	(37,811)	(12,924)
Other current assets	(3,706)	(2,604)
Accounts payable and accrued liabilities	15,428	19,813
Deferred revenue	10,960	7,699
Lease incentives	2,515	2,620
Net cash provided by operating activities	7,901	14,017
Cash flows from investing activities
Purchase of marketable securities	(1,129,263)	(369,208)
Maturity of marketable securities	642,073	139,872
Acquisitions of property and equipment	(20,043)	(23,773)
Acquisitions of intangible assets	(4,219)	(2,463)
Acquisition of businesses, net of cash acquired	(15,718)	(14,114)
Net cash used in investing activities	(527,170)	(269,686)
Cash flows from financing activities
Proceeds from the exercise of stock options	14,774	4,162
Proceeds from public offering, net of issuance costs	560,057	224,423
Net cash provided by financing activities	574,831	228,585
Effect of foreign exchange on cash and cash equivalents	2,102	1,027
Net increase (decrease) in cash and cash equivalents	57,664	(26,057)
Cash and cash equivalents – Beginning of Year	84,013	110,070
Cash and cash equivalents – End of Year	141,677	84,013

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Years ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	$	$	$	$
GAAP Gross profit	121,145	68,135	380,253	209,495
% of Revenue	54%	52%	56%	54%
add: stock-based compensation	309	206	1,102	629
add: payroll taxes related to stock-based compensation	61	10	179	89
Non-GAAP Gross profit	121,515	68,351	381,534	210,213
% of Revenue	55%	52%	57%	54%

GAAP Sales and marketing	67,174	39,016	225,694	129,214
% of Revenue	30%	30%	34%	33%
less: stock-based compensation	2,936	1,300	8,986	3,951
less: payroll taxes related to stock-based compensation	246	124	890	493
Non-GAAP Sales and marketing	63,992	37,592	215,818	124,770
% of Revenue	29%	29%	32%	32%

GAAP Research and development	40,339	24,472	135,997	74,336
% of Revenue	18%	19%	20%	19%
less: stock-based compensation	9,653	5,232	31,338	14,318
less: payroll taxes related to stock-based compensation	1,190	230	3,222	1,046
Non-GAAP Research and development	29,496	19,010	101,437	58,972
% of Revenue	13%	15%	15%	15%

GAAP General and administrative	19,745	13,952	67,719	43,110
% of Revenue	9%	11%	10%	11%
less: stock-based compensation	2,080	1,324	7,737	4,200
less: payroll taxes related to stock-based compensation	1,222	72	1,748	295
Non-GAAP General and administrative	16,443	12,556	58,234	38,615
% of Revenue	7%	10%	9%	10%

GAAP Operating expenses	127,258	77,440	429,410	246,660
% of Revenue	57%	59%	64%	63%
less: stock-based compensation	14,669	7,856	48,061	22,469
less: payroll taxes related to stock-based compensation	2,658	426	5,860	1,834
Non-GAAP Operating Expenses	109,931	69,158	375,489	222,357
% of Revenue	49%	53%	56%	57%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Years ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	$	$	$	$
GAAP Operating loss	(6,113)	(9,305)	(49,157)	(37,165)
% of Revenue	(3)%	(7)%	(7)%	(10)%
add: stock-based compensation	14,978	8,062	49,163	23,098
add: payroll taxes related to stock-based compensation	2,719	436	6,039	1,923
Adjusted Operating Income (Loss)	11,584	(807)	6,045	(12,144)
% of Revenue	5%	(1)%	1%	(3)%

GAAP Net loss	(2,987)	(8,867)	(39,995)	(35,355)
% of Revenue	(1)%	(7)%	(6)%	(9)%
add: stock-based compensation	14,978	8,062	49,163	23,098
add: payroll taxes related to stock-based compensation	2,719	436	6,039	1,923
Adjusted Net Income (Loss)	14,710	(369)	15,207	(10,334)
% of Revenue	7%	—%	2%	(3)%

GAAP net loss per share attributable to shareholders	(0.03)	(0.10)	(0.42)	(0.42)
add: stock-based compensation	0.15	0.09	0.51	0.28
add: payroll taxes related to stock-based compensation	0.03	—	0.06	0.02
Adjusted net income (loss) per share attributable to shareholders(1)	0.15	—	0.16	(0.12)
Weighted average shares used to compute GAAP and non-GAAP net income (loss) per share attributable to shareholders	99,551,791	89,137,155	95,774,897	83,988,597

(1) Totals may not foot due to rounding differences.